SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2000

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

  Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of
     1935 by a Person Regularly Employed or Retained by a Registered Holding
        Company or a Subsidiary Thereof and Whose Employment Contemplates
                Only Routine Expenses as Specified in Rule 71(b)

         1. Name and business address of person filing statement.

         A. W. Dahlberg, Southern Company, 270 Peachtree Street NW, Ste 2200, Atlanta, GA 30303

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                  None

         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                  Southern Company

                  Subsidiary Companies:
                  Alabama Power Company
                  Georgia Power Company
                  Southern Company Services, Inc.
                  Southern Energy, Inc.
                  Southern Nuclear Operating Company

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

                  Southern Company - Chairman, President & Chief Executive Officer, Executive Management and Board Membership

                  Alabama Power Company - Board Membership
                  Georgia Power Company - Board Membership
                  Southern Company Services, Inc. - Executive Management and Board Membership
                  Southern Energy, Inc. - Board Membership
                  Southern Nuclear Operating Company - Board Membership

         5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

                           Salary or other
                           compensations
Name of  received to be                     Person or company from whom received
recipient                    received         or to be received
            (a)                 (b)
A. W.      $1,725,000        $825,000 Annually  Southern Company Services, Inc.
Dahlberg

           (b)    Basis for compensation if other than salary.

          6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

           (a) Total amount of routine expenses charged to client:  None

           (b) Itemized list of all other expenses:  None

Date January 27, 1998                       (Signed) /s/ A W Dahlberg